EXHIBIT 12
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Computation of earnings:
Income (loss) before income taxes	$100,827	$179,807	$(338,105)	$(190,523)	$(153,219)
Add:
Fixed charges (as computed below)	727,472	620,871	600,295	551,288	458,477
Subtract:
Interest capitalized	(2,335)	(265)	—	—	—
	$825,964	$800,413	$262,190	$360,765	$305,258
Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$491,184	$404,968	$406,222	$386,447	$332,058
Amortized premiums, discounts and capitalized expenses related to indebtedness	109,860	102,883	84,047	59,435	22,056
Interest capitalized	2,335	265	—	—	—
Interest component of operating lease expense	124,093	112,755	110,026	105,406	104,363
Fixed charges	727,472	620,871	600,295	551,288	458,477
Dividends on preferred stock and losses on purchases of preferred stock	2,629	22,940	20,806	20,806	20,806
Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$730,101	$643,811	$621,101	$572,094	$479,283
Ratio of earnings to fixed charges	1.1	1.3	—	—	—
(Deficiency) excess of earnings to cover fixed charges	$98,492	$179,542	$(338,105)	$(190,523)	$(153,219)
Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.1	1.2	—	—	—
(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$95,863	$156,602	$(358,911)	$(211,329)	$(174,025)